Issuer Free Writing Prospectus dated October 3, 2013

(Relating to the Preliminary Prospectus Supplement dated October 3, 2013 and the Prospectus dated October 7, 2011)

Filed Pursuant to Rule 433
Registration No. 333-177218

Weingarten Realty Investors

4.450% Notes due 2024

Issuer:	Weingarten Realty Investors
Security:	Senior Unsecured Notes
Format:	SEC registered
Principal Amount:	$250,000,000
Trade Date:	October 3, 2013
Settlement Date:	October 15, 2013 (T+7)[1]
Maturity Date:	January 15, 2024
Coupon:	4.450% per annum (payable semi-annually)
Interest Payment Dates:	January 15 and July 15, beginning July 15, 2014
Benchmark Treasury:	2.500% due August 15, 2023
Benchmark Treasury Price / Yield:	99-04+ / 2.599%
Spread to Benchmark Treasury:	+190 bps
Yield to Maturity:	4.499%
Price to Public:	99.583%
Optional Redemption:	We may redeem the notes, in whole or in part at any time or from time to time, prior to maturity. If the notes are redeemed before October 15, 2023, the redemption price will equal the greater of (i) 100% of the principal amount of the notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points; plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date. If the notes are redeemed on or after October 15, 2023, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

1 See “Underwriting (Conflicts of Interest)” in the preliminary prospectus supplement for information regarding T+7 settlement. Purchasers who wish to trade the notes prior to the 3rd business day preceding the closing date for the notes will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own adviser.

CUSIP / ISIN:	948741AK9 / US948741AK91
Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC Wells Fargo Securities, LLC
Co-Managers:

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

PNC Capital Markets LLC

Regions Securities LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Capital One Securities, Inc.

SMBC Nikko Securities America, Inc.

The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus, when available, if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, RBC Capital Markets, LLC at (866) 375-6829 or Wells Fargo Securities, LLC at (800) 326-5897.

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